HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

Filenr. 082-04865

RECEIVED

2006 OCT -4 P 1:09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06017310

Naarden, 27 September 2006

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Samira el Harchaoui

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 November 2005

1. COMMERCIAL REGISTER

Date	Language	Change
24 August 2006	English and Dutch	Trade register of the Chambers of Commerce of Hagemeyer EFS (new company)

2. PRESS RELEASES

Date	Language	Subject
23 August 2006	English and Dutch	Hagemeyer enters the Belgian market
25 September 2006	Engelish and Dutch	Claim CEF still unfounded

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the trade register of the Chambers of Commerce. This registration is administrated by the Chamber of Commerce for Gooi- en Eemland

Legal person:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:Hagemeyer EFS B.V.
Statutory seat	:Naarden
First registration in the trade register	:24-08-2006
Incorporation deed	:23-08-2006
Authorized capital	:EUR 220.000,00
Issued capital	:EUR 110.000,00
Paid up capital	:EUR 110.000,00
There are different classes of shares	:Consult the commercial register file

Undertaking:

Tradename(s)	:Hagemeyer EFS
Address	:Rijksweg 69, 1411GE Naarden
Telephone number	:035-6957611
Date of establishment	:23-08-2006
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Bijl, Hein
Date and place of birth	:13-04-1968, Amersfoort
Address	:2e Bloemdwarsstraat 14, 1016LM Amsterdam
Date of entry into office	:23-08-2006
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Verdijk, Antoon Rudolf Jan Alexander
Date and place of birth	:01-06-1960, Eindhoven
Address	:P Jelles Troelstraln 25, 3818KP Amersfoort
Date of entry into office	:23-08-2006
Title	:Directeur
Powers	:Solely/independently authorised

Issued by the chamber of commerce

Amersfoort, 24-08-2006

For extract

J. van de Werken-de Jong
Teammanager Wetsuitvoering

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32117573 Blad 00001

Uittreksel uit het handelsregister van de Kamers van Koophandel
Deze inschrijving valt onder het beheer van de Kamer van Koophandel voor Gooi- en Eemland

---

<u>Rechtspersoon:</u>

Rechtsvorm	:Besloten vennootschap ....
Naam	:Hagemeyer EFS B.V. ....
Statutaire zetel	:Naarden ....
Eerste inschrijving in het handelsregister	:24-08-2006 ....
Akte van oprichting	:23-08-2006 ....
Maatschappelijk kapitaal	:EUR 220.000,00 ....
Geplaatst kapitaal	:EUR 110.000,00 ....
Gestort kapitaal	:EUR 110.000,00 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....

<u>Onderneming</u>:

Handelsna(a)m(en)	:Hagemeyer EFS ....
Adres	:Rijksweg 69, 1411GE Naarden ....
Telefoonnummer	:035-6957611 ....
Datum vestiging	:23-08-2006 ....
Bedrijfsomschrijving	:Het verkrijgen van leningen zoals bedoeld in . artikel 10 ldi 1 sub d juncto artikel 10 lid 2 sub b van de Wet op de Vennootschapsbelasting 1969 van Rabo Merchant Bank N.V., gevestigd te Utrecht alsmede het doorlenen van de aldus ... verkregen bedragen aan Hagemeyer N.V., ... gevestigd te Naarden; .... Het verstrekken van zekerheden; .... Het aangaan van overeenkomsten die in verband staan met de hiervoor omschreven activiteiten
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:2e Bloemdwarsstraat 14, 1016LM Amsterdam .....
Infunctietreding	:23-08-2006 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

24-08-2006 Blad 00002 volgt.

Dossiernummer: 32117573 Blad 00002

Naam	:Verdijk, Antoon Rudolf Jan Alexander ....
Geboortedatum en -plaats	:01-06-1960, Eindhoven ....
Adres	:P Jelles Troelstraln 25, 3818KP Amersfoort ...
Infunctietreding	:23-08-2006 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

Amersfoort, 24-08-2006

Voor uittreksel

J. van de Werken-de Jong
Teammanager Wetsuitvoering

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Claim CEF still unfounded

Recently, the European Court of Justice in Luxembourg has passed judgement in the proceedings in which fines were imposed on Technische Unie, part of the Sonepar-group, and the Dutch trade association of wholesale traders in electrical materials FEG. Some media have incorrectly suggested that this judgement is also directed against Hagemeyer subsidiary Elektrotechnische Groothandel Bernard B.V. (hereafter: Bernard).

This judgement finds its origin in 1991, in which year City Electrical Factors B.V. (hereafter: CEF) lodged a complaint with the European Commission against inter alia FEG, Technische Unie and all members of FEG, including at the time Bernard, alleging that they maintained a cartel.

Following the lodgement of the complaint the European Commission extensively investigated CEF's allegations and concluded in 2000 that CEF's allegations concerning Bernard were unfounded. The European Commission considered CEF's claim concerning Technische Unie and FEG well-founded and fined them. In the appeal proceedings lodged by Technische Unie and FEG the European Court of Justice in Luxembourg confirmed the decision of the European Commission. Bernard was not a party in these appeal proceedings. The Court's judgement is therefore not directed against Bernard.

In 1999 CEF commenced civil proceedings before the Rotterdam district court against Technische Unie, FEG and Bernard claiming an amount of over € 97 million. These proceedings are suspended on request of CEF and a final decision is not expected shortly.

In connection with its claim CEF has tried various times to attach assets of Bernard and/or other Hagemeyer-subsidiaries and their directors. So far the court has forbidden these attachments.

In part based on the fact that the European Commission did not rule against Bernard, Hagemeyer believes that it has sound legal grounds to assume that CEF's claim will be defeated. CEF's claim is mentioned in Hagemeyer's annual reports since 2003. Hagemeyer has not established any specific provision for this claim.

Naarden, 25 September 2006
HAGEMEYER N.V.
Board of Management

For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com / press@hagemeyer.com

In HY1 2006 Hagemeyer had net revenues of € 3 billion (FY 2005: € 5.6 billion) and employed approximately 17,600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TEL (035 6957676, FAX 035 6944396 E-MAIL INFO@HAGEMEYER.COM /WWW.HAGEMEYER.COM

PERSBERICHT

Vordering CEF nog steeds ongegrond

Het Europese Hof van Justitie in Luxemburg heeft recent uitspraak gedaan in de procedure waarbij boetes werden opgelegd aan Technische Unie, onderdeel van de Sonepar-groep, en de Federatieve Vereniging voor de Groothandel op Elektrotechnisch Gebied (hierna: FEG). Diverse media wekken ten onrechte de indruk dat deze uitspraak ook betrekking heeft op Hagemeyers dochtervennootschap Elektrotechnische Groothandel Bernard B.V. (hierna: Bernard).

Deze uitspraak vindt zijn oorsprong in een door City Electrical Factors B.V. (hierna: CEF) in 1991 ingediende klacht bij de Europese Commissie dat Technische Unie en FEG zich eind jaren '80 en begin jaren '90 samen met onder meer alle andere leden van de FEG, waaronder destijds Bernard, schuldig zouden hebben gemaakt aan mededingingsinbreuken.

De Europese Commissie heeft naar aanleiding van de klacht van CEF een diepgaand onderzoek ingesteld en is in 2000 tot de conclusie gekomen dat de tegen Bernard geuite verdenkingen ongegrond waren. De verdenkingen tegen Technische Unie en FEG werden wel gegrond bevonden. Aan deze partijen zijn door de Europese Commissie boetes opgelegd. De recente uitspraak van het Europese Hof in Luxemburg heeft betrekking op een hoger beroep dat door deze twee partijen tegen de beschikking van de Europese Commissie was ingesteld. Bernard was in die beroepsprocedure geen partij. De uitspraak van het Hof heeft derhalve geen betrekking op haar.

In 1999 heeft CEF ook een civiele procedure aanhangig gemaakt bij de rechtbank Rotterdam tegen Technische Unie, FEG en Bernard. CEF vordert in deze procedure ruim € 97 miljoen. Deze procedure is op verzoek van CEF geschorst en het kan naar verwachting nog lange tijd duren voordat een definitieve uitspraak wordt gedaan.

CEF heeft in verband met deze vordering meerdere keren getracht om ten laste van Bernard en/of andere Hagemeyer-vennootschappen en haar bestuurders beslag te leggen. Tot nu toe heeft de rechter CEF verboden beslag te leggen.

Onder andere gezien het feit dat de Europese Commissie Bernard niet schuldig heeft bevonden, is Hagemeyer van mening dat zij goede gronden heeft om er van uit te gaan dat de vordering van CEF zal worden afgewezen. De vordering van CEF is door Hagemeyer vermeld in haar jaarverslagen vanaf 2003. Er is geen specifieke voorziening voor getroffen.

Naarden, 25 september 2006
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
Tel. 035 6957676
www.hagemeyer.com / press@hagemeyer.com

Over het eerste halfjaar van 2006 realiseerde Hagemeyer een netto omzet van € 3 miljard (gehele jaar 2005: € 5,6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Hagemeyer enters the Belgian market

Hagemeyer, one of the world's leading distributors of electrical and non-electrical products and supplies for the Construction and Industry sectors, today announced that it has reached agreement in principle to acquire BREVA, an electrical wholesaler and distributor of Maintenance, Repair and Operations (MRO) products, operating in Belgium.

BREVA is headquartered in Zonhoven, Belgium and achieved sales of over € 40 million in 2005. Approximately 70% of BREVA's sales go to industrial customers, making BREVA a major player in Belgium's industrial market. The company has four sales and service branches in the Flemish part of the country and one in the Walloon region.

The acquisition will be financed by drawing on Hagemeyer's existing credit facilities.

Rudi de Becker, Hagemeyer's CEO said: 'We are delighted to welcome BREVA as the newest member of the Hagemeyer Group. BREVA, which primarily serves industrial customers, will help us accelerate our growth in the industrial market, one of our key strategic priorities. This new acquisition provides us with a great entry into the Belgian market and will also allow us to serve the Belgian subsidiaries of several of our large global industrial customers. BREVA is a fine company with a first-class reputation and talented leadership. We are looking forward to what we will accomplish together.'

The acquisition is subject to the outcome of a due diligence investigation, which is currently underway, and to the formal approval of the antitrust authorities. Completion of the transaction is expected before the end of October 2006.

Naarden, 23 August 2006
HAGEMEYER N.V.
Board of Management

For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com / press@hagemeyer.com

In HY1 2006 Hagemeyer had net revenues of € 3 billion (FY 2005: € 5.6 billion) and employed approximately 17,600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TEL (035 6957676, FAX 035 6944396 E-MAIL INFO@HAGEMEYER.COM /WWW.HAGEMEYER.COM

PERSBERICHT

Hagemeyer betreedt de Belgische markt

Hagemeyer, één van de leidende internationale distributeurs van elektrotechnische en niet-elektrotechnische producten en materialen voor de bouw en de industrie, maakt vandaag bekend een principeovereenkomst te hebben bereikt over de acquisitie van BREVA, een groothandel en distributeur van elektrotechnische materialen en Maintenance, Repair en Operations (MRO) producten in België.

BREVA heeft haar hoofdkantoor in Zonhoven in België en realiseerde een omzet van meer dan € 40 miljoen in 2005. Circa 70% van BREVA's omzet wordt gerealiseerd in het industriële segment, waardoor BREVA beschouwd mag worden als één van de belangrijkste spelers in dit segment in België. De onderneming heeft vier verkoop- en servicevestigingen in Vlaanderen en één in Wallonië.

De acquisitie zal worden gefinancierd uit Hagemeyers bestaande kredietfaciliteiten.

Rudi de Becker, CEO van Hagemeyer: "Wij zijn blij BREVA te kunnen verwelkomen als nieuwste lid van de Hagemeyer Groep. BREVA bedient voornamelijk het industriële segment en zal ons helpen onze groei in dat marktsegment te versnellen. Dit is één van onze belangrijkste strategische prioriteiten. Deze nieuwe acquisitie verschaft ons een uitstekende toegang tot de Belgische markt en zal ons ook in staat stellen de Belgische vestigingen van onze internationale industriële klanten te bedienen. BREVA is een succesvol bedrijf met een uitstekende reputatie en getalenteerd management. Wij zien uit naar onze toekomstige samenwerking."

De overname is afhankelijk van de uitkomst van een due diligence onderzoek dat momenteel plaatsvindt en formele goedkeuring van de mededingingsautoriteiten. De transactie zal naar verwachting vóór eind oktober 2006 worden afgerond.

Naarden, 23 augustus 2006
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
Tel. 035 6957676
www.hagemeyer.com / press@hagemeyer.com

Over het eerste halfjaar van 2006 realiseerde Hagemeyer een netto omzet van € 3 miljard (gehele jaar 2005: € 5,6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.